Regulatory Announcement

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REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Brochure of Particulars
Released	07:00 13-Dec-06
Number	7688N

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C&C Group plc
12 December 2006

BROCHURE OF PARTICULARS

A block listing Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 5,000,000 ordinary shares of nominal value of €0.01 each in the capital of C&C Group plc to be admitted to the Official List of the UK Listing Authority and to the Official List of the Irish Stock Exchange and application has been made to the Irish Stock Exchange and the London Stock Exchange for these shares to be admitted to trading.

Shares will be allotted from time to time pursuant to the exercise of share options under the C&C Executive Share Option Scheme (2,500,000) and the C&C Group plc Scrip Dividend Scheme (Both final and interim dividends) (2,500,000). Admission is expected to take place on 18 December 2006.

Enquiries:
Noreen O'Kelly
Company Secretary
Phone: + 353 1 616 1103





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Regulatory Announcement **REFERENCE No: 82-34854**

Company	C&C Group Plc
TIDM	CCR
Headline	Director/PDMR Shareholding
Released	10:54 13-Dec-06
Number	7938N

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

Notification relates to (iii) above and also UKLA Disclosure Rule DR3.1.4(1) (b)

3. Name of *person discharging managerial responsibilities/director*

Breege O'Donoghue - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Breege O'Donoghue

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

326 Ordinary Shares of €0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Breege O'Donoghue

8 State the nature of the transaction

Acquisition of 326 shares at €12.22 each through participation in scrip dividend scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

326 shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

€12.22 per share

14. Date and place of transaction

Dublin, Ireland on 13th December 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

46,926 shares (0.01%)

16. Date issuer informed of transaction

Wednesday 13 December 2006

***If a person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Noreen O'Kelly Ph: +3531 616 1100

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly, Co Secretary

Date of notification

13 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

Notification relates to (iii) above and also UKLA Disclosure Rule DR3.1.4(1) (b)

3. Name of *person discharging managerial responsibilities/director*

John Hogan - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

John Hogan

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

75 Ordinary Shares of €0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Hogan

8 State the nature of the transaction

Acquisition of 75 shares at €12.22 each through participation in scrip dividend scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

75 shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

€12.22 per share

14. Date and place of transaction

Dublin, Ireland on 13th December 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

9,636 shares (0.00%)

16. Date issuer informed of transaction

Wednesday 13 December 2006

***If a person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Noreen O'Kelly Ph: +3531 616 1100

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly, Co Secretary

Date of notification

13 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

Notification relates to (iii) above and also UKLA Disclosure Rule DR3.1.4(1) (b)

3. Name of *person discharging managerial responsibilities/director*

Philip Lynch- Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Philip Lynch

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

80 Ordinary Shares of €0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Philip Lynch

8 State the nature of the transaction

Acquisition of 80 shares at €12.22 each through participation in scrip dividend scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

80 shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

€12.22 per share

14. Date and place of transaction

Dublin, Ireland on 13th December 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

30,289 shares (0.01%)

16. Date issuer informed of transaction

Wednesday 13 December 2006

***If a person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Noreen O'Kelly Ph: +3531 616 1100

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly, Co Secretary

Date of notification

13 December2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

Notification relates to (iii) above and also UKLA Disclosure Rule DR3.1.4(1) (b)

3. Name of *person discharging managerial responsibilities/director*

Noreen O'Kelly - Secretary

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Noreen O'Kelly

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

800 Ordinary Shares of €0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Noreen O'Kelly

8 State the nature of the transaction

Acquisition of 800 shares at €12.22 each through participation in scrip dividend scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

800 shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

€12.22 per share

14. Date and place of transaction

Dublin, Ireland on 13th December 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

135,500 shares (0.04%)

16. Date issuer informed of transaction

Wednesday 13 December 2006

***If a person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

210,900 options under the Executive share option scheme

17,700 options under the LTIP scheme

23. Any additional information

24. Name of contact and telephone number for queries

Noreen O'Kelly Ph: +3531 616 1100

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly, Co Secretary

Date of notification

13 December2006

END.

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